FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on August 22, 2007.

Item 3.	Press Release

On August 22, 2007, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company’s press release attached hereto as Schedule “A”, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No information other than provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary.

Item 9.	Date of Report

Dated at Vancouver, in the Province of British Columbia, this 22nd day of August, 2007.

FRONTEER DEVELOPMENT GROUP INC.

Per:	/s/ Sean Tetzlaff
Sean Tetzlaff
CFO & Corporate Secretary

August 22, 2007

KIRAZLI GOLD PROJECT ADVANCES TO NEXT STAGE

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) announced today that Teck Cominco Limited's Turkish subsidiary (“TCAM”) has met its requirement to earn a 60% interest in the Company’s Kirazli gold project in northwestern Turkey.

Kirazli – located along the same mineral belt as Fronteer’s Agi Dagi, Halilaga, and Pirentepe projects – is an anchor asset in the Company’s gold portfolio in northwestern Turkey. Together, these projects form an emerging gold-and-copper district that Fronteer is playing a leadership role in building.

TCAM fulfilled its earn-in obligation by spending at least US$5 million on exploration in Kirazli and it now has 90 days to decide if it will exercise its right to acquire an additional 10% interest. To earn the additional 10% interest in Kirazli, TCAM must complete a final feasibility study within the next four years and arrange project financing for Fronteer’s 30% portion of the production capital costs.

“This is a significant milestone in the development of Kirazli and for our relationship with Teck Cominco,” says Dr. Mark O’Dea, Fronteer President and CEO. “It’s a strong endorsement of both companies’ commitment towards developing world-class deposits.”

TCAM has exercised its right to earn back a 60% interest in all of Fronteer’s Turkish projects including Agi Dagi, Pirentepe and Halilaga.

KIRAZLI RESOURCE BASE

The Kirazli deposit, located approximately 25 kilometres by paved road northwest of Agi Dagi, consists of a single coherent resource area characterized by excellent near surface gold and silver grades. A total of 188 drill holes, for approximately 30,000 metres of drilling, have been completed at Kirazli.

Details of the Kirazli resource estimate completed by Fronteer (from 07-27 press release) are as follows:

Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs
Measured Indicated Inferred	1,100,000 8,300,000 24,600,000	1.40 1.10 1.20	9.60 5.80 2.00	51,000 297,000 976,000	342,000 1,549,000 1,558,000

Reported at 0.5 g/T Au cut-off

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$102 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$102 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.